EXHIBIT 99.1

Intermap Announces Date for Second Quarter 2026 Financial Results

Management to host live webcast and investor Q&A on August 13 at 5:00 pm ET

DENVER, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced that it will release its second quarter 2026 financial results after market close on August 13, 2026.

Intermap’s Chairman and CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webcast following the release to review the Company’s financial results and answer investor questions after the presentation. Intermap invites shareholders, analysts, investors and media representatives to attend the webcast to discuss second quarter 2026 results.

DATE	August 13, 2026
TIME	5:00 pm ET
WEBCAST	Register

A replay of the webcast and supporting materials will be posted on the investor relations page of the Company’s website following the event.

Intermap Reader Advisory
Certain information provided in this news release, including statements regarding the timing of Intermap’s second quarter 2026 financial results release, the scheduled webinar and the availability of related investor materials, may constitute forward-looking statements. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “will,” “intend” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes these statements are based on information and assumptions that are current, reasonable and complete, they are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, application functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as of the date of this news release and the Company does not undertake any obligation to update publicly or revise any forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266